

Mail Stop 4720

July 22, 2009

Mr. Gary R. Schminkey
Executive Vice President and Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402

> Re: **Columbia Banking System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Form 8-K Filed June 15, 2009**
> **File No. 000-20288**

Dear Mr. Schminkey:

    We have reviewed your response dated May 28, 2009 to our comment letter dated April 30, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

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Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Valuation and Recoverability of Goodwill, page 27

1. We note your response to prior comment 2 in our letter dated April 30, 2009. Considering the nature and complexity of this critical estimate we believe expanded disclosure would be beneficial to an investor. Please revise your future filings (starting with your Form 10-Q for the period ended June 30, 2009) to include disclosure consistent with the information provided in your correspondence to us dated May 28, 2009.

2. Considering the severity of the information disclosed in your Form 8-K filed June 15, 2009 (i.e. comparatively high provision), tell us how you considered paragraph 17 of SFAS 142 when determining if additional interim goodwill impairment testing was necessary and provide the results of such testing if applicable. See also our comment above.

Financial Condition

Loan Portfolio, page 38

3. We note your response to prior comment 4 in our letter dated April 30, 2009. Additionally, we note your disclosure in the Form 8-K filed June 15, 2009 concerning the provision for loan losses related to previously disclosed nonperforming residential construction loans. Please tell us, and address the following in future filings concerning impaired loans:

   - in those instances where you determined that a loan was impaired, explain in detail how you determined the fair value of the underlying collateral. Your response should discuss, but not be limited to, valuation models and techniques used, significant assumptions used, appraisals obtained (timing, third-party or in-house appraisals, etc.), etc; and
   - in regards to the preceding point, tell us how frequently you update your valuations on your impaired loans and the dates of your last appraisals and/or internal valuation estimates for material impaired loans recorded, with added emphasis on the loans that required a specific allowance as disclosed in the June 15, 2009 8-K.

Form 8-K Filed June 15, 2009

4. We note your presentation of adjusted pre-tax income excluding loan losses and certain items. In our previously issued comment 1 in our letter dated April 30, 2009, we referenced the applicability of Item 10 (e)(1) of Regulation S-K and it's applicability to Item 2.02 Form 8-K. We also note Item 10(e)(1)(ii)(B) of Regulation S-K prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, explain how your measure of adjusted pre-tax income (particularly the adjustments excluding the provision for loan losses, interest reversals, and impairments of investment securities) conforms to this presentation. Please advise or revise to eliminate such adjustments from this and future filings. For additional guidance, see Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

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You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Branch Chief